FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date : April 28, 2014

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2014

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2014

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Year Ended March 31, 2014 (Fiscal 2014)

(1) Consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2014	1,447,369	13.1	120,582	56.8	146,268	44.3	88,756	33.5
Fiscal 2013	1,280,054	7.5	76,926	(21.2)	101,363	(11.8)	66,473	(16.2)

(Note) Comprehensive income:

301,582 million yen in the year ended March 31, 2014, 46.6% of change from previous year

205,727 million yen in the year ended March 31, 2013, 164.3% of change from previous year

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted	Ratio of net income attributable to shareholders of Kyocera Corporation to shareholders’ equity	Ratio of income before income taxes to total assets	Ratio of profit from operations to net sales
	Yen	Yen	%	%	%
Fiscal 2014	241.93	241.93	5.0	5.9	8.3
Fiscal 2013	181.18	181.18	4.3	4.7	6.0

(Reference) Equity in losses of affiliates and an unconsolidated subsidiary:

(139) million yen in the year ended March 31, 2014	(155) million yen in the year ended March 31, 2013

At the meeting of the Board of Directors of Kyocera Corporation held on August 28, 2013, a resolution was made to undertake a stock split and a stock split at the ratio of two for one of all common shares was undertaken on October 1, 2013. “Net income attributable to shareholders of Kyocera Corporation per share-Basic” and “Net income attributable to shareholders of Kyocera Corporation per share-Diluted” are computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013 in accordance with the standard related to earnings per share.

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
March 31, 2014	2,636,704	1,987,226	1,910,083	72.5	5,206.48
March 31, 2013	2,282,853	1,714,942	1,646,157	72.1	4,486.91

“Kyocera Corporation shareholders’ equity per share” is computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2013.

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2014	149,141	(101,141)	(32,805)	335,174
Fiscal 2013	109,489	(66,142)	(31,431)	305,454

2. Dividends

	Dividends per share					Annual aggregate	Dividends to net income attributable to	Dividends to
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual	amount of dividends	shareholders of Kyocera Corporation	Kyocera Corporation shareholders’ equity
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Fiscal 2013	—	60.00	—	60.00	120.00	22,013	33.1	1.4
Fiscal 2014	—	80.00	—	40.00	—	29,350	33.1	1.7
Fiscal 2015 (forecast)	—	—	—	—	80.00		30.3

(Note) The above “Year-end” dividend per share of 40.00 yen for the year ended March 31, 2014 is the forecast based on the number of shares after the stock split which was undertaken on October 1, 2013. The forecast of “Annual” dividend for the year ended March 31, 2014 is essentially equal to the original forecast of 160.00 yen, which was previously announced on April 25, 2013, before the stock split. Dividends per share for the year ending March 31, 2015 are forecasted to be 80.00 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2015 (Fiscal 2015)

				(% of change from the previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2015	1,580,000	9.2	135,000	12.0	158,000	8.0	97,000	9.3	264.40

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the year ended March 31, 2014. The average number of shares outstanding is computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2014.

(Notes)

(1) Increase or decrease in significant subsidiaries during the year ended March 31, 2014: None.

(2) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “(5) Basis of Preparation of Consolidated Financial Statements” on page 20.

(ii) Changes due to other than adoption of new accounting standards: None.

(3) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at March 31, 2014	382,618,580 shares at March 31, 2013

(ii) Number of treasury stock:

10,751,865 shares at March 31, 2014	15,738,940 shares at March 31, 2013

(iii) Average number of shares outstanding:

366,871,605 shares in the year ended March 31, 2014	366,883,754 shares in the year ended March 31, 2013

“Number of shares issued”, “Number of treasury stock” and “Average number of shares outstanding” are computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2013.

Kyocera Corporation adopted a resolution to retire treasury stock pursuant to Article 178 of the Companies Act of Japan at its meeting of the Board of Directors held on January 29, 2014, and Kyocera Corporation retired 5,000,000 shares of its treasury stock of which type is common stock on February 12, 2014.

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

1. Non-consolidated Financial Results for the Year Ended March 31, 2014:

(1) Non-consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Recurring profit		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2014	634,913	6.5	27,816	(1.5)	77,589	20.1	64,769	23.3
Fiscal 2013	596,112	4.5	28,237	59.5	64,589	(3.9)	52,527	5.4

	Net income per share -Basic	Net income per share -Diluted
	Yen	Yen
Fiscal 2014	176.54	—
Fiscal 2013	143.17	—

“Net income per share-Basic” and “Net income per share-Diluted” are computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2013.

(2) Non-consolidated financial condition

	Total assets	Net assets	Net assets to total assets	Net assets per share
	Million yen	Million yen	%	Yen
March 31, 2014	1,934,854	1,541,203	79.7	4,200.99
March 31, 2013	1,648,295	1,344,538	81.6	3,664.79

“Net assets per share” is computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2013.

Presentation of Situation of Audit Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure under the Financial Instruments and Exchange Law of Japan. Audit procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of submission of this Form 6-K.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 10.

Accompanying Information

1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION

(1) Analysis of Business Results

[Business Results for the Year Ended March 31, 2014]

Economic Situation and Business Environment

The Japanese economy displayed a recovery trend in the year ended March 31, 2014 (“fiscal 2014”), supported by an increase in public investment and solid growth in personal consumption. Overseas, the U.S. economy expanded on the back of increases in personal consumption, private investment and exports. The Chinese economy also continued to grow steadily. On the other hand, the European economy remained weak despite signs of recovery.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), shipment volume of conventional mobile phone handsets and PCs declined compared with the previous fiscal year ended March 31, 2013 (“fiscal 2013”). In contrast, shipment volume of smartphones and tablet PCs increased. In the automotive market, sales volume increased steadily, particularly in China and the United States, while the solar energy market in Japan expanded significantly compared with fiscal 2013 due to remarkable growth in demand in the public and commercial sectors.

Consolidated Financial Results

Sales and profit increased in fiscal 2014 compared with fiscal 2013 as Kyocera decisively took advantage of increased demand in key markets and worked to obtain orders and reduce costs by leveraging the collective strength of the Kyocera Group. Consolidated net sales for fiscal 2014 increased by 13.1%, or ¥167,315 million, to ¥1,447,369 million, compared with ¥1,280,054 million for fiscal 2013, on the back of increased sales in all reporting segments. This result was a new record high.

Profit increased significantly compared with fiscal 2013 in both the Components Business and the Equipment Business due to the effect of higher sales and efforts to enhance productivity. In addition, in fiscal 2013 an environmental remediation charge was recorded at AVX Corporation, a U.S.-based consolidated subsidiary (please refer to “(10) Financial Settlement between AVX Corporation, the United States Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” on page 24). As a result, profit from operations increased by 56.8%, or ¥43,656 million, to ¥120,582 million, compared with ¥76,926 million for fiscal 2013. Income before income taxes increased by 44.3%, or ¥44,905 million, to ¥146,268 million, compared with ¥101,363 million for fiscal 2013. Net income attributable to shareholders of Kyocera Corporation for fiscal 2014 increased by 33.5%, or ¥22,283 million, to ¥88,756 million, compared with ¥66,473 million for fiscal 2013.

	Years ended March 31,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1
Profit from operations	76,926	6.0	120,582	8.3	43,656	56.8
Income before income taxes	101,363	7.9	146,268	10.1	44,905	44.3
Net income attributable to shareholders of Kyocera Corporation	66,473	5.2	88,756	6.1	22,283	33.5
Diluted earnings per share attributable to shareholders of Kyocera Corporation	181.18	—	241.93	—	—	—
Average US$ exchange rate	83	—	100	—	—	—
Average Euro exchange rate	107	—	134	—	—	—

Note:

As Kyocera Corporation undertook a stock split at the ratio of two for one of all common shares on October 1, 2013, “Diluted earnings per share attributable to shareholders of Kyocera Corporation” is computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013 in accordance with standard related to earnings per share.

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment increased compared with fiscal 2013 due to steady growth in demand in the industrial machinery market, including for components for semiconductor processing equipment, and in the automotive related market. Operating profit increased significantly due to an increase in sales of core products and the effect of cost reductions.

2) Semiconductor Parts Group

Sales and operating profit increased in this reporting segment compared with fiscal 2013 due to an increase in demand for ceramic packages and organic packages for smartphones etc. despite a decline in demand for packages used in digital cameras. There was also a contribution to sales from Kyocera Circuit Solutions, Inc., which became a consolidated subsidiary of Kyocera in October 2013 with the aim of strengthening the organic substrate business.

3) Applied Ceramic Products Group

Sales in the solar energy business increased considerably mainly in the public and commercial sectors in Japan. Additionally, sales in the cutting tool business increased mainly in the automotive market. As a result, sales and operating profit in this reporting segment increased significantly compared with fiscal 2013 while profitability improved to record a double-digit operating profit ratio.

4) Electronic Device Group

Sales and operating profit in this reporting segment increased compared with fiscal 2013 due to the effect of increased sales of core products and reduced manufacturing costs despite a decline in sales and profit of certain products as a result of the execution of structural reforms. In particular, sales of capacitors and connectors for automobiles and smartphones increased. In addition, operating profit grew significantly owing to the absence of the environmental remediation charge at AVX Corporation recorded in fiscal 2013.

5) Telecommunications Equipment Group

Sales and operating profit in this reporting segment increased compared with fiscal 2013 due to the vigorous introduction in Japan and overseas of new model smartphones and mobile phone handsets with Kyocera’s unique features, such as the Smart Sonic Receiver that transmits sound through vibration, and to an increase in sales volume in overseas markets through development of major customers.

6) Information Equipment Group

Sales volume of hardware grew as an accompaniment to vigorous new product introductions and activities to expand sales. In addition, sales in China etc. expanded based on efforts to cultivate emerging markets. As a result, sales and operating profit increased significantly in this reporting segment compared with fiscal 2013.

7) Others

Sales in this reporting segment increased compared with fiscal 2013 due primarily to an increase in sales at Kyocera Communication Systems Co., Ltd. Operating profit decreased compared with fiscal 2013, however, due to an increase in R&D expenses to develop new technologies and products.

Net Sales by Reporting Segment

	Years ended March 31,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥74,852	5.9	¥80,020	5.5	¥5,168	6.9
Semiconductor Parts Group	167,241	13.1	187,891	13.0	20,650	12.3
Applied Ceramic Products Group	211,439	16.5	272,795	18.9	61,356	29.0
Electronic Device Group	271,570	21.2	284,322	19.6	12,752	4.7

Total Components Business	725,102	56.7	825,028	57.0	99,926	13.8
Telecommunications Equipment Group	177,314	13.8	186,749	12.9	9,435	5.3
Information Equipment Group	250,534	19.6	307,848	21.3	57,314	22.9

Total Equipment Business	427,848	33.4	494,597	34.2	66,749	15.6
Others	159,902	12.5	173,137	11.9	13,235	8.3
Adjustments and eliminations	(32,798)	(2.6)	(45,393)	(3.1)	(12,595)	—

Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1

Operating Profit (Loss) by Reporting Segment
	Years ended March 31,				Increase (Decrease)
	2013		2014
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥7,614	10.2	¥11,836	14.8	¥4,222	55.5
Semiconductor Parts Group	30,379	18.2	31,889	17.0	1,510	5.0
Applied Ceramic Products Group	17,924	8.5	33,501	12.3	15,577	86.9
Electronic Device Group	(4,014)	—	21,160	7.4	25,174	—

Total Components Business	51,903	7.2	98,386	11.9	46,483	89.6
Telecommunications Equipment Group	1,340	0.8	1,437	0.8	97	7.2
Information Equipment Group	21,750	8.7	28,193	9.2	6,443	29.6

Total Equipment Business	23,090	5.4	29,630	6.0	6,540	28.3
Others	10,542	6.6	6,276	3.6	(4,266)	(40.5)

Operating profit	85,535	6.7	134,292	9.3	48,757	57.0
Corporate gains and Equity in losses of affiliates and an unconsolidated subsidiary	17,248	—	11,889	—	(5,359)	(31.1)
Adjustments and eliminations	(1,420)	—	87	—	1,507	—

Income before income taxes	¥101,363	7.9	¥146,268	10.1	¥44,905	44.3

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

i) Japan

Sales in Japan increased compared with fiscal 2013 due to an increase in the solar energy business primarily in the public and commercial sectors, as well as to the newly contribution of Kyocera Circuit Solutions, Inc., which became a consolidated subsidiary of Kyocera.

ii) Asia

Sales in Asia increased compared with fiscal 2013 due to an increase in sales in the Information Equipment Group and in the Electronic Device Group such as connectors and capacitors, as well as to the effect of the yen’s depreciation.

iii) Europe

Sales in Europe increased compared with fiscal 2013 due to an increase in sales in the Information Equipment Group and in the Electric Device Group and to the effect of the yen’s depreciation.

iv) United States of America

Sales in the United States of America increased slightly compared with fiscal 2013 due mainly to sales growth in the Information Equipment Group despite a decline in sales of the Electric Device Group.

v) Others

Sales in Others increased compared with fiscal 2013 due to an increase in sales in the Information Equipment Group and the Telecommunications Equipment Group.

	Years ended March 31,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥574,202	44.9	¥643,423	44.4	¥69,221	12.1
Asia	235,520	18.4	274,512	19.0	38,992	16.6
Europe	198,868	15.5	247,700	17.1	48,832	24.6
United States of America	215,032	16.8	217,230	15.0	2,198	1.0
Others	56,432	4.4	64,504	4.5	8,072	14.3

Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1

Implemented Management Measures and Significant Management Decisions made in the year ended March 31, 2014

In October 2013, Kyocera acquired all shares in NEC Toppan Circuit Solutions, Inc. (currently Kyocera Circuit Solutions, Inc.), a printed wiring board (PWB) manufacturing company, in order to further strengthen and expand Kyocera’s organic substrate business and made it a consolidated subsidiary. Kyocera circuit solutions, Inc. has high-end PWB technologies from low-profile PWBs to high-density multilayer PWBs and extensive business domains, and going forward, efforts will be made to create synergies with Kyocera on both technological and sales fronts, with the aim of strengthening new product development and further expansion of sales and profit in this business.

[Consolidated Forecasts for the Year Ending March 31, 2015]

In the year ending March 31, 2015 (“fiscal 2015”), the Japanese economy is expected to show continued moderate recovery due to growth in public investment despite concerns over the impact of an increase in the consumption tax rate. In overseas economies, the United States is expected to remain robust and the European economy is forecast to rebound as well.

In the information and communications market, production activities for digital consumer equipment are forecast to remain brisk, particularly for smartphones and tablet PCs. In the environment and energy market, demand is expected to increase for solar energy systems in Japan. In automotive related markets, Kyocera projects production activities to expand, especially in Asia. Kyocera will exploit the collective strengths of the Kyocera Group to robustly seize business opportunities in these markets and expand sales.

In addition, Kyocera will work to expand production, mainly of ceramic components, at sites in both Vietnam and India, where operations started in fiscal 2014, in order to meet buoyant demand. At the same time, Kyocera will promote cost reductions to increase profitability.

Kyocera aims to achieve the following full-year financial forecasts for fiscal 2015 by executing these initiatives.

	Results for the year ended March 31, 2014		Forecasts for the year ending March 31, 2015		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,447,369	100.0	¥1,580,000	100.0	132,631	9.2
Profit from operations	120,582	8.3	135,000	8.5	14,418	12.0
Income before income taxes	146,268	10.1	158,000	10.0	11,732	8.0
Net income attributable to shareholders of Kyocera Corporation	88,756	6.1	97,000	6.1	8,244	9.3
Diluted earnings per share attributable to shareholders of Kyocera Corporation	241.93	—	264.40	—	—	—
Average US$ exchange rate	100	—	100	—	—	—
Average Euro exchange rate	134	—	137	—	—	—

Notes:

(1)	Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2014.

(2)	As Kyocera Corporation undertook a stock split at the ratio of two for one of all common shares on October 1, 2013, “Diluted earnings per share attributable to shareholders of Kyocera Corporation” is computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2014 in accordance with the standard related to earnings per share.

Net sales and operating profit forecasts by reporting segment are as follows.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2014		Forecasts for the year ending March 31, 2015		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,020	5.5	¥91,000	5.7	¥10,980	13.7
Semiconductor Parts Group	187,891	13.0	224,000	14.2	36,109	19.2
Applied Ceramic Products Group	272,795	18.9	303,000	19.2	30,205	11.1
Electronic Device Group	284,322	19.6	291,000	18.4	6,678	2.3

Total Components Business	825,028	57.0	909,000	57.5	83,972	10.2
Telecommunications Equipment Group	186,749	12.9	205,000	13.0	18,251	9.8
Information Equipment Group	307,848	21.3	335,000	21.2	27,152	8.8

Total Equipment Business	494,597	34.2	540,000	34.2	45,403	9.2
Others	173,137	11.9	178,000	11.3	4,863	2.8
Adjustments and eliminations	(45,393)	(3.1)	(47,000)	(3.0)	(1,607)	—

Net sales	¥1,447,369	100.0	¥1,580,000	100.0	¥132,631	9.2

Operating Profit by Reporting Segment

	Results for the year ended March 31, 2014		Forecasts for the year ending March 31, 2015		Increase (Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,836	14.8	¥13,700	15.1	¥1,864	15.7
Semiconductor Parts Group	31,889	17.0	33,600	15.0	1,711	5.4
Applied Ceramic Products Group	33,501	12.3	30,300	10.0	(3,201)	(9.6)
Electronic Device Group	21,160	7.4	28,900	9.9	7,740	36.6

Total Components Business	98,386	11.9	106,500	11.7	8,114	8.2
Telecommunications Equipment Group	1,437	0.8	8,300	4.0	6,863	477.6
Information Equipment Group	28,193	9.2	33,500	10.0	5,307	18.8

Total Equipment Business	29,630	6.0	41,800	7.7	12,170	41.1
Others	6,276	3.6	6,400	3.6	124	2.0

Operating profit	134,292	9.3	154,700	9.8	20,408	15.2
Corporate and others	11,976	—	3,300	—	(8,676)	(72.4)

Income before income taxes	¥146,268	10.1	¥158,000	10.0	¥11,732	8.0

*	% to net sales of each corresponding segment

Note:	Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(2) Analysis of Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at March 31, 2014 increased by ¥29,720 million to ¥335,174 million from ¥305,454 million at March 31, 2013.

i) Cash flows from operating activities

Net cash provided by operating activities for fiscal 2014 increased by ¥39,652 million to ¥149,141 million from ¥109,489 million for fiscal 2013. This was due mainly that an increase in net income and cash flow adjustment related to receivables exceeded cash flow adjustments related to other current and non-current liabilities.

ii) Cash flows from investing activities

Net cash used in investing activities for fiscal 2014 increased by ¥34,999 million to ¥101,141 million from ¥66,142 million for fiscal 2013. This was due mainly that increases in cash used in purchases of held-to-maturity securities exceeded decreases in cash used in acquisitions of time deposits and certificate of deposits.

iii) Cash flows from financing activities

Net cash used in financing activities for fiscal 2014 increased by ¥1,374 million to ¥32,805 million from ¥31,431 million for fiscal 2013. This was due mainly to increases in dividend paid, which exceeded decreases in payments of short-term borrowings and increases in proceeds from issuance of long-term debt.

Consolidated Cash Flows

	Years ended March 31,
	2013	2014
	(Yen in millions)
Cash flows from operating activities	¥109,489	¥149,141
Cash flows from investing activities	(66,142)	(101,141)
Cash flows from financing activities	(31,431)	(32,805)
Effect of exchange rate changes on cash and cash equivalents	20,250	14,525
Net increase in cash and cash equivalents	32,166	29,720
Cash and cash equivalents at beginning of year	273,288	305,454
Cash and cash equivalents at end of year	¥305,454	¥335,174

(3)  Basic Profit Distribution Policy and Dividends for the Year Ended March 31, 2014 and for the Year Ending March 31, 2015

i) Basic profit distribution policy for the year ended March 31, 2014

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated payout ratio of 30% or more of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium-to-long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve sustainable corporate growth.

ii) Dividends for the year ended March 31, 2014

Kyocera Corporation undertook a stock split at the ratio of two for one of all common shares on October 1, 2013. Regarding the dividends for the year ended March 31, 2014, Kyocera distributed the interim dividend of 80 yen per share (before the stock split). Pursuant to the aforementioned policies and performance during the year ended March 31, 2014, Kyocera will distribute a year-end dividend for the year ended March 31, 2014 of 40 yen per share. As a result, an annual dividend March 31, 2014 is actually the same amount (160 yen) as we forecasted at the beginning of the year ended March 31, 2014.

iii) Dividend forecast for the year ending March 31, 2015

Dividend amounts for the year ending March 31, 2015 will be decided pursuant to “i) Basic profit distribution policy for the year ended March 31, 2014” set forth above. At present, Kyocera forecasts a total annual dividend in the amount of 80 yen per share, based on its financial forecast for the year ending March 31, 2015.

2. MANAGEMENT POLICIES

(1) Basic Policy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. It has been pursuing this objective since the company’s earliest days through implementation of the “Kyocera Philosophy,” a corporate philosophy placing people’s hearts at its core, as well as the “Amoeba Management System,” a management system unique to Kyocera which has been developed to implement our corporate philosophy.

Kyocera’s management policy is to be a “high-growth, highly profitable company.” To realize this policy, Kyocera aims to increase corporate value by further enhancing performance through “strengthening existing businesses,” “creating new businesses” and “thorough cost reduction.”

(2) Management Target

To be a high-growth, highly profitable company, Kyocera aims to achieve continuous sales growth and a consolidated pre-tax income ratio of double digits or higher.

(3) Medium-term Management Strategy and Management Challenges

Kyocera has a wide range of management resources within the Kyocera Group, from materials technologies such as ceramics to components, devices, equipment, systems and services. Kyocera will strive to enhance development by exploiting the collective strengths of the Kyocera Group, which includes bolstering ties between businesses, and by expanding applications for products and technologies accumulated over the years. Other efforts will be made to increase sales by making the best use of sales networks. By doing so, Kyocera aims to be a high-growth, highly profitable company. Specifically, Kyocera will focus on the following challenges.

i) Expand sales in growth markets

Kyocera views the information and communications market and the environment and energy market, as well as automotive related markets and the medical market, as future growth markets and will strive to further increase sales in these markets. Kyocera has established a dedicated sales division to strengthen marketing activities for these core markets and key customers, and is working to expand sales of a wide range of products within the Kyocera Group, from the Components Business to the Equipment Business.

In the information and communications market, Kyocera will work to expand sales by introducing small, high-performance components for smartphones and tablet PCs, as well as new differentiated telecommunications and information equipment incorporating unique own technologies.

In the environment and energy market, Kyocera will strive to increase sales through the integrated development of its solar energy systems business. In concrete terms, efforts will be made to boost integrated system sales, such as with the release of an energy management system that efficiently controls energy in conjunction with a solar module and an electricity storage unit. Furthermore, Kyocera will develop business in a variety of forms across the design, construction and maintenance of solar energy systems, as well as power generation business.

In automotive related markets, Kyocera will seek to expand sales by strategically linking component and device businesses within the Kyocera Group and working to cultivate customers and develop new products to meet market trends, namely the increased use of electrical systems and equipment in automobiles, enhanced safety and environmental responsiveness.

In the medical market, Kyocera will pursue synergies in technologies and products toward the development of products in new domains in addition to its existing medical materials business, and at the same time will work to create business opportunities by cultivating new markets.

ii) Enhance management foundations

Kyocera will work to expand production in Vietnam and India to overcome global competition and to strengthen service in the Asia region, which holds major production sites of customers. In Japan, Kyocera aims to expand production of high-value-added products and secure high profitability through the further enhancement of production technology in both the Components Business and Equipment Business. Kyocera will also continue seeking opportunities for the acquisition of external management resources in order to strengthen business foundations in existing businesses.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	March 31,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥305,454		¥335,174		¥29,720
Short-term investments in debt and equity securities	43,893		115,900		72,007
Other short-term investments	179,843		160,331		(19,512)
Trade notes receivables	27,061		22,054		(5,007)
Trade accounts receivables	268,927		257,850		(11,077)
Less allowances for doubtful accounts and sales returns	(4,705)		(5,062)		(357)
Inventories	296,450		335,802		39,352
Advance payments	65,812		59,192		(6,620)
Deferred income taxes	47,349		41,499		(5,850)
Other current assets	38,299		44,695		6,396

Total current assets	1,268,383	55.6	1,367,435	51.9	99,052

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	506,490		738,212		231,722
Other long-term investments	12,661		14,847		2,186

Total investments and advances	519,151	22.7	753,059	28.6	233,908

Property, plant and equipment:
Land	61,808		63,268		1,460
Buildings	323,014		344,167		21,153
Machinery and equipment	788,692		826,881		38,189
Construction in progress	13,546		11,821		(1,725)
Less accumulated depreciation	(918,236)		(975,580)		(57,344)

Total property, plant and equipment	268,824	11.8	270,557	10.3	1,733

Goodwill	103,425	4.5	116,632	4.4	13,207
Intangible assets	54,583	2.4	59,326	2.2	4,743
Other assets	68,487	3.0	69,695	2.6	1,208

Total non-current assets	1,014,470	44.4	1,269,269	48.1	254,799

Total assets	¥2,282,853	100.0	¥2,636,704	100.0	¥353,851

	March 31,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥3,135		¥4,064		¥929
Current portion of long-term debt	9,817		12,360		2,543
Trade notes and accounts payable	111,249		122,424		11,175
Other notes and accounts payable	52,018		48,224		(3,794)
Accrued payroll and bonus	52,420		56,068		3,648
Accrued income taxes	22,214		23,353		1,139
Other accrued liabilities	39,135		31,347		(7,788)
Other current liabilities	36,642		29,611		(7,031)

Total current liabilities	326,630	14.3	327,451	12.4	821

Non-current liabilities:
Long-term debt	20,855		19,466		(1,389)
Accrued pension and severance liabilities	36,322		36,812		490
Deferred income taxes	146,229		235,954		89,725
Other non-current liabilities	37,875		29,795		(8,080)

Total non-current liabilities	241,281	10.6	322,027	12.2	80,746

Total liabilities	567,911	24.9	649,478	24.6	81,567

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	163,062		162,666		(396)
Retained earnings	1,368,512		1,415,784		47,272
Accumulated other comprehensive income	50,138		250,963		200,825
Treasury stock, at cost	(51,258)		(35,033)		16,225

Total Kyocera Corporation shareholders’ equity	1,646,157	72.1	1,910,083	72.5	263,926

Noncontrolling interests	68,785	3.0	77,143	2.9	8,358

Total equity	1,714,942	75.1	1,987,226	75.4	272,284

Total liabilities and equity	¥2,282,853	100.0	¥2,636,704	100.0	¥353,851

Note: Accumulated other comprehensive income is as follows:

	March 31,				Increase (Decrease)
	2013		2014
	(Yen in millions)
Net unrealized gains on securities		¥135,248		¥293,783	¥158,535
Net unrealized losses on derivative financial instruments		(68)		(260)	(192)
Pension adjustments		(23,415)		(21,101)	2,314
Foreign currency translation adjustments		(61,627)		(21,459)	40,168
Total		¥50,138		¥250,963	¥200,825

(2) Consolidated Statements of Income

	Years ended March 31,				Increase (Decrease)
	2013		2014
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,280,054	100.0	¥1,447,369	100.0	¥167,315	13.1
Cost of sales	952,350	74.4	1,068,465	73.8	116,115	12.2

Gross profit	327,704	25.6	378,904	26.2	51,200	15.6
Selling, general and administrative expenses	250,778	19.6	258,322	17.9	7,544	3.0

Profit from operations	76,926	6.0	120,582	8.3	43,656	56.8
Other income (expenses):
Interest and dividend income	14,666	1.1	18,172	1.3	3,506	23.9
Interest expense	(1,890)	(0.2)	(1,945)	(0.1)	(55)	—
Foreign currency transaction gains, net	5,136	0.4	5,108	0.3	(28)	(0.5)
Gains on sales of securities, net	4,542	0.4	2,875	0.2	(1,667)	(36.7)
Other, net	1,983	0.2	1,476	0.1	(507)	(25.6)

Total other income (expenses)	24,437	1.9	25,686	1.8	1,249	5.1

Income before income taxes	101,363	7.9	146,268	10.1	44,905	44.3
Income taxes	34,012	2.6	51,254	3.5	17,242	50.7

Net income	67,351	5.3	95,014	6.6	27,663	41.1
Net income attributable to noncontrolling interests	(878)	(0.1)	(6,258)	(0.5)	(5,380)	—

Net income attributable to shareholders of Kyocera Corporation	¥66,473	5.2	¥88,756	6.1	¥22,283	33.5

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥181.18		¥241.93
Diluted	¥181.18		¥241.93
Average number of shares of common stock outstanding:
Basic	366,884		366,872
Diluted	366,884		366,872

Notes:

(1)	Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(2)	“Net income attributable to shareholders of Kyocera Corporation” and “Average number of shares of common stock outstanding” are computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at the beginning of the year ended March 31, 2013.

Consolidated Statements of Comprehensive Income

	Years ended March 31,		Increase (Decrease)
	2013	2014
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥67,351	¥95,014	¥27,663

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	94,577	158,510	63,933
Net unrealized gains (losses) on derivative financial instruments	8	(167)	(175)
Pension adjustments	(11,677)	2,380	14,057
Foreign currency translation adjustments	55,468	45,845	(9,623)

Total other comprehensive income (loss)	138,376	206,568	68,192

Comprehensive income	205,727	301,582	95,855
Comprehensive income (loss) attributable to noncontrolling interests	(7,202)	(11,946)	(4,744)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥198,525	¥289,636	¥91,111

(3) Consolidated Statements of Equity

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	( Yen in millions and shares in thousands)
Balance at March 31, 2012 (366,888)	¥115,703	¥162,617	¥1,324,052	¥(81,639)	¥(51,228)	¥1,469,505	¥64,736	¥1,534,241
Comprehensive income:
Net income			66,473			66,473	878	67,351
Other comprehensive income (loss)				132,052		132,052	6,324	138,376

Total comprehensive income						198,525	7,202	205,727

Cash dividends paid to Kyocera Corporation’s shareholders			(22,013)			(22,013)		(22,013)
Cash dividends paid to noncontrolling interests							(2,229)	(2,229)
Purchase of treasury stock (8)					(30)	(30)		(30)
Reissuance of treasury stock (0)		0			0	0		0
Stock option plan of subsidiaries		80				80	32	112
Other		365		(275)		90	(956)	(866)

Balance at March 31, 2013 (366,880)	¥115,703	¥163,062	¥1,368,512	¥50,138	¥(51,258)	¥1,646,157	¥68,785	¥1,714,942
Comprehensive income:
Net income			88,756			88,756	6,258	95,014
Other comprehensive income (loss)				200,880		200,880	5,688	206,568

Total comprehensive income						289,636	11,946	301,582

Cash dividends paid to Kyocera Corporation’s shareholders			(25,681)			(25,681)		(25,681)
Cash dividends paid to noncontrolling interests							(3,193)	(3,193)
Purchase of treasury stock (14)					(68)	(68)		(68)
Reissuance of treasury stock (1)		1			2	3		3
Retirement of treasury stock		(488)	(15,803)		16,291	—		—
Stock option plan of subsidiaries		99				99	38	137
Other		(8)		(55)		(63)	(433)	(496)

Balance at March 31, 2014 (366,867)	¥115,703	¥162,666	¥1,415,784	¥250,963	¥(35,033)	¥1,910,083	¥77,143	¥1,987,226

(Note) Numbers of common stock are computed under the assumption that the stock split, which took effect on October 1, 2013, had been undertaken at March 31, 2012.

(4) Consolidated Statements of Cash Flows

	Years ended March 31,
	2013	2014
	(Yen in millions)
Cash flows from operating activities:
Net income	¥67,351	¥95,014
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,597	76,151
Provision for doubtful accounts and loss on bad debts	238	252
Write-down of inventories	11,507	7,256
Deferred income taxes	(5,643)	10,354
Gains on sales of securities, net	(4,542)	(2,875)
Foreign currency adjustments	(2,003)	(1,975)
Change in assets and liabilities:
(Increase) decrease in receivables	(14,876)	47,306
Increase in inventories	(13,910)	(25,160)
Decrease in advance payments	2,872	6,718
Decrease in other current assets	2,035	943
Decrease in notes and accounts payable	(35,557)	(34,589)
Increase in accrued income taxes	8,151	490
Increase (decrease) in other current liabilities	9,242	(26,825)
Increase (decrease) in other non-current liabilities	14,739	(3,628)
Other, net	(3,712)	(291)

Net cash provided by operating activities	109,489	149,141

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(30,052)	(38,530)
Payments for purchases of held-to-maturity securities	(49,583)	(131,016)
Proceeds from sales and maturities of available-for-sale securities	37,593	43,432
Proceeds from maturities of held-to-maturity securities	71,167	73,623
Acquisitions of businesses, net of cash acquired	(18,533)	(15,975)
Investment in affiliates	(2,150)	(871)
Payments for purchases of property, plant and equipment	(58,416)	(50,890)
Payments for purchases of intangible assets	(6,553)	(6,722)
Acquisition of time deposits and certificate of deposits	(289,694)	(260,241)
Withdrawal of time deposits and certificate of deposits	276,436	284,829
Other, net	3,643	1,220

Net cash used in investing activities	(66,142)	(101,141)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(1,465)	(213)
Proceeds from issuance of long-term debt	9,055	10,671
Payments of long-term debt	(12,733)	(13,247)
Dividends paid	(24,336)	(28,624)
Other, net	(1,952)	(1,392)

Net cash used in financing activities	(31,431)	(32,805)

Effect of exchange rate changes on cash and cash equivalents	20,250	14,525

Net increase in cash and cash equivalents	32,166	29,720
Cash and cash equivalents at beginning of year	273,288	305,454

Cash and cash equivalents at end of year	¥305,454	¥335,174

(5) Basis of Preparation of Consolidated Financial Statements

i) Scope of consolidation:

Number of consolidated subsidiaries	217	Kyocera Document Solutions Inc.
		AVX Corporation
		Kyocera International, Inc. and others

Number of affiliates accounted for by the equity method	12

ii) Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries:
Number of increase	12	Kyocera Circuit Solutions, Inc. and others
Number of decrease	12

Affiliates accounted for by the equity method:
Number of increase	2
Number of decrease	1

iii) Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Standards

On April 1, 2013, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in Accounting Standards Codification (ASC) 360-20, “Property, Plant, and Equipment—Real Estate Sales” to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. As this accounting standard did not actually change how the impairment would be calculated, the adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On July 17, 2013, Kyocera adopted the FASB’s ASU No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” This accounting standard permits an entity to use the Fed Funds Effective Swap Rate (Overnight Index Swap Rate) as a U.S. benchmark interest rate for hedge accounting purposes under ASC 815, “Derivatives and Hedging,” in addition to the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(6) Segment Information

i) Reporting segment:

	March 31,		Increase (Decrease)
	2013	2014
	Amount	Amount	Amount	%
	(Yen in millions)
Assets by reporting segments:
Fine Ceramic Parts Group	¥62,453	¥69,165	¥6,712	10.7
Semiconductor Parts Group	118,524	169,330	50,806	42.9
Applied Ceramic Products Group	327,465	317,750	(9,715)	(3.0)
Electronic Device Group	448,141	451,856	3,715	0.8
Telecommunications Equipment Group	119,894	105,597	(14,297)	(11.9)
Information Equipment Group	263,837	290,378	26,541	10.1
Others	158,617	171,652	13,035	8.2

	1,498,931	1,575,728	76,797	5.1
Corporate and investments in and advances to affiliates and an unconsolidated subsidiary	892,098	1,182,912	290,814	32.6
Adjustments and eliminations	(108,176)	(121,936)	(13,760)	—

Total assets	¥2,282,853	¥2,636,704	¥353,851	15.5

	Years ended March 31,		Increase (Decrease)
	2013	2014
	Amount	Amount	Amount	%
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥6,403	¥5,014	¥(1,389)	(21.7)
Semiconductor Parts Group	12,850	15,765	2,915	22.7
Applied Ceramic Products Group	15,152	13,558	(1,594)	(10.5)
Electronic Device Group	15,155	17,585	2,430	16.0
Telecommunications Equipment Group	7,514	5,091	(2,423)	(32.2)
Information Equipment Group	9,723	10,963	1,240	12.8
Others	4,734	5,965	1,231	26.0
Corporate	2,066	2,210	144	7.0

Total	¥73,597	¥76,151	¥2,554	3.5

Capital expenditures:
Fine Ceramic Parts Group	¥3,348	¥3,195	¥(153)	(4.6)
Semiconductor Parts Group	14,727	16,566	1,839	12.5
Applied Ceramic Products Group	7,963	8,546	583	7.3
Electronic Device Group	14,071	12,048	(2,023)	(14.4)
Telecommunications Equipment Group	3,069	2,997	(72)	(2.3)
Information Equipment Group	6,536	5,550	(986)	(15.1)
Others	2,837	3,437	600	21.1
Corporate	4,137	4,272	135	3.3

Total	¥56,688	¥56,611	¥(77)	(0.1)

Note:

With regard to Reporting segment information of Net sales and Income before income taxes, please refer to the accompanying “1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION (1) Analysis of Business Results Consolidated Results by Reporting Segment” on page 5.

ii) Geographic segments (Net sales and Income before income taxes by geographic area):

	Years ended March 31,		Increase (Decrease)
	2013	2014
	Amount	Amount	Amount	%
	(Yen in millions)
Net sales:
Japan	¥617,823	¥671,052	¥53,229	8.6
Intra-group sales and transfer between geographic areas	421,438	471,547	50,109	11.9

	1,039,261	1,142,599	103,338	9.9

Asia	203,218	231,075	27,857	13.7
Intra-group sales and transfer between geographic areas	261,062	281,750	20,688	7.9

	464,280	512,825	48,545	10.5

Europe	207,448	255,637	48,189	23.2
Intra-group sales and transfer between geographic areas	36,795	48,204	11,409	31.0

	244,243	303,841	59,598	24.4

United States of America	227,324	262,510	35,186	15.5
Intra-group sales and transfer between geographic areas	30,509	40,758	10,249	33.6

	257,833	303,268	45,435	17.6

Others	24,241	27,095	2,854	11.8
Intra-group sales and transfer between geographic areas	12,802	15,853	3,051	23.8

	37,043	42,948	5,905	15.9
Adjustments and eliminations	(762,606)	(858,112)	(95,506)	—

Net sales	¥1,280,054	¥1,447,369	¥167,315	13.1

Income before income taxes:
Japan	¥63,450	¥81,858	¥18,408	29.0
Asia	23,344	23,371	27	0.1
Europe	5,599	11,862	6,263	111.9
United States of America	(6,465)	17,428	23,893	—
Others	1,096	1,286	190	17.3

	87,024	135,805	48,781	56.1
Corporate gains and Equity in losses of affiliates and an unconsolidated subsidiary	17,248	11,889	(5,359)	(31.1)
Adjustments and eliminations	(2,909)	(1,426)	1,483	—

Income before income taxes	¥101,363	¥146,268	¥44,905	44.3

iii) Geographic segments (Net sales by region):

With regard to Information of Geographic segments, please refer to the accompanying “1. ANALYSIS OF BUSINESS RESULTS AND FINANCIAL CONDITION (1) Analysis of Business Results Net Sales by Geographic Area” on page 7.

(7) Earnings per Share

With regard to earnings per share, please refer to “Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2014” on page 1 and “3. CONSOLIDATED FINANCIAL STATEMENTS (2) Consolidated Statements of Income” on page 16.

(8) Material Subsequent Event

None.

(9) Cautionary Statement for Premise of a Going Concern

None.

(10) Financial Settlement between AVX Corporation, the United States Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

On October 10, 2012, AVX Corporation (“AVX”), a consolidated subsidiary of Kyocera Corporation in the United States, and the United States Environmental Protection Agency and the Commonwealth of Massachusetts (the “Governments”) announced that they had reached a settlement with respect to the Governments’ ongoing clean-up of the New Bedford Harbor Superfund site in New Bedford, Massachusetts.

AVX’s involvement in this site arose from the operations of an alleged legal predecessor, Aerovox Corporation, which produced liquid filled capacitors adjacent to the harbor from the late 1930s through the early 1970s. Subsequent owners of the facility are dissolved or in bankruptcy. AVX itself never produced this type of capacitor, nor does it do so today.

Following legal action brought in 1983, AVX reached a settlement with the Governments with respect to their claims relating to harbor clean-up and alleged natural resource damages in 1992. That settlement was contained in a Consent Decree whereby AVX paid $72 million, including interest, toward the harbor clean-up and natural resource damages. That Consent Decree included reopener provisions allowing the Governments to institute new proceedings against AVX, including the right to seek to have AVX perform or pay for additional clean-up under certain circumstances.

On April 18, 2012, the United States Environmental Protection Agency issued to AVX a Unilateral Administrative Order directing AVX to perform the remainder of the harbor clean-up, pursuant to the reopener provisions referred to the above.

After settlement negotiations, including mediation, between the parties, on October 10, 2012, the settlement with the Governments was reached whereby AVX was obligated to pay $366.25 million, plus interest computed from August 1, 2012, in three installments over a two-year period for use by the Governments to complete the clean-up of the harbor. The agreement is set forth in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the Governments’ right to invoke any clean-up reopener provisions in the future. In addition, the United States Environmental Protection Agency was obligated to withdraw the Unilateral Administrative Order.

On September 19, 2013, The United States District Court approved the settlement. According to the settlement, AVX paid the initial settlement installment of $133.35 million, plus interest, on October 18, 2013, and on November 26, 2013, the Unilateral Administrative Order was withdrawn by the United States Environmental Protection Agency. In accordance with the Supplemental Consent Decree, AVX has the option to prepay any portion of the remaining settlement balance at any time prior to the due dates of the remaining installments.

On March 26, 2014, AVX prepaid $110.82 million, plus interest on the entire remaining settlement balance, and is obligated to pay the remaining settlement balance of $122.08 million, plus interest, on or before September 21, 2015.

AVX and Kyocera recorded a charge with respect to this matter of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the year ended March 31, 2013, which were included in selling general and administrative expenses in the consolidated statements of income.